Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
(DOLLARS IN THOUSANDS)	2015	2014	2014	2013	2012	2011	2010
Earnings:
Net income attributable to the Company	$132,205	$87,844	$386,063	$269,865	$208,050	$164,384	$153,902
Provision for (benefit from) income taxes	45,856	(5,024)	97,588	92,092	69,244	56,387	49,038
Equity in (earnings) losses from real estate ventures	(31,497)	(18,715)	(41,142)	(26,212)	(21,885)	(6,385)	11,379
Operating distributions from real estate ventures	10,276	9,627	19,521	13,672	10,641	593	188
Fixed charges	38,578	38,918	77,955	80,608	81,569	75,237	78,549
Total Earnings	$195,418	$112,650	$539,985	$430,025	$347,619	$290,216	$293,056

Fixed Charges:
Interest expense	$13,309	$13,688	$27,338	$32,441	$33,349	$33,756	$41,723
Amortization of debt issuance costs	2,014	1,827	3,626	4,437	4,375	0	0
Applicable portion of rent expense(1)	23,255	23,403	46,991	43,730	43,845	41,481	36,826
Total Fixed Charges	$38,578	$38,918	$77,955	$80,608	$81,569	$75,237	$78,549

Ratio of Earnings to Fixed Charges	5.07	2.89	6.93	5.33	4.26	3.86	3.73

(1)     Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.